Filed by Enterprise Financial Services Corp  pursuant to Rule 425 under the Securities Act of 1933,  as amended,  and deemed filed pursuant to Rule 14a‐12  under the Securities and Exchange Act of 1934, as  amended  Subject Company: First Choice Bancorp  Commission File No: 001‐38476    On April 26, 2021, the following communication was sent to Enterprise Bank & Trust board members:    Advisory Board Members,    It is an exciting day at Enterprise. Today we announced that we have entered into a definitive merger  agreement to merge with First Choice Bancorp (FCBP), the holding company for First Choice Bank (First  Choice). You can read the announcement in this press release and this blog post.     First Choice is a $2.5B community‐focused commercial bank headquartered in Cerritos, California,  operating eight full‐service branches and two loan production offices serving the Southern California  market. Our interest in partnering with First Choice reflects a shared commitment to focus on small and  midsize businesses. This acquisition will allow us to further enhance our SBA (7a and 504) lending and  specialty deposits business lines.  We anticipate the combination of our companies will create greater  financial and geographic diversity and capacity, building scale and efficiently growing our business.     Here are a few highlights and expectations that you can feel confident sharing with your networks in the  community as you are asked questions and discuss this news:   ● We expect, on a combined basis, Enterprise will hold approximately $12.7B in assets, with  robust earning power, ample scale, a materially stronger position in every market and an even  more compelling value proposition.  ● The combination will further expand our footprint in the West/Southwest markets with a high‐ performing company.  ● Enterprise and FCBP share many similarities from a cultural perspective. Both organizations take  pride in being high performers; providing top‐tier client service, being committed to associate  growth, and ensuring that the communities we serve benefit from our success.    This transaction is subject to approval by the shareholders of both FCBP and Enterprise Financial  Services Corp (EFSC), receipt of requisite regulatory approvals, and the satisfaction of other customary  closing conditions; so we are not one company yet. While no date has been set, we are targeting the  third quarter of this year.  Please feel free to reach out with questions. I have attached the investor deck that was distributed  today as well as some more extensive talking points. As our ambassadors in the community, I want to keep you in the loop on these plans and let you know that I appreciate your board service now more  than ever as we continue to chart our path to an even more exciting future.    Sincerely,    Scott Goodman  President    Additional Information About the Merger and Where to Find It  In connection with the proposed acquisition transaction, along with other relevant documents, a  registration statement on Form S‐4 will be filed with the SEC that will include a joint proxy  statement/prospectus to be distributed to the shareholders of EFSC and FCBP in connection with their  votes on the acquisition. SHAREHOLDERS OF EFSC AND FCBP ARE URGED TO READ THE REGISTRATION  STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT  PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL  AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE,  BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND  RELATED MATTERS. FREE COPIES OF THESE DOCUMENTS MAY BE OBTAINED AS DESCRIBED BELOW.  The final joint proxy statement/prospectus will be mailed to shareholders of EFSC and FCBP. Investors  and security holders will be able to obtain the documents, and any other documents EFSC has filed with  the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by  EFSC in connection with the proposed acquisition will be available free of charge by (1) accessing EFSC’s  website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North  Meramec, Clayton, Missouri 63105, Attention: Investor Relations, (3) accessing FCBP’s website at  https://investors.firstchoicebankca.com under the “SEC Filings” tab, or (4) writing FCBP at 17785 Center  Court Drive, N Suite 750, Cerritos, CA 90703, Attention: General Counsel.   Participants in Solicitation  FCBP and certain of their directors and executive officers, and EFSC and certain of their directors,  executive officers and other certain members of management and employees, may be deemed to be  participants in the solicitation of proxies from the shareholders of FCBP and the shareholders of EFSC in  connection with the Merger. Information about the directors and executive officers of EFSC is set forth  in the proxy statement for EFSC’s 2021 annual meeting of shareholders, as filed with the SEC on a  Schedule 14A on March 17, 2021. Information about the directors and officers of FCBP will be set forth  in the Form‐10‐K/A, to be filed with the SEC on or about April 27, 2021 and in the proxy statement of  FCBP to be filed on Schedule 14A during the third quarter of 2021.  Additional information regarding the  interests of those participants and other persons who may be deemed participants in the transaction  may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document, once filed, may be obtained as described in  the preceding paragraph.